FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 12, 2019

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	BRF Day



BRF Day

November 12, 2019

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Disclaimer

This presentation may contain statements that express BRF S.A. ("BRF") management's expectations, beliefs and assumptions about future events or results. Such statements are not historical facts and are based on currently available competitive, financial and economic data of the industries in which BRF operates.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "target", "aim", "seek" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future BRF performance. The factors that might affect performance include, but are not limited to: (i) market acceptance of BRF's products; (ii) volatility related to the Brazilian economy, as well as the economies of the other countries in which BRF also has relevant operations, the financial and securities markets and the highly competitive industries BRF operates in; (iii) changes in domestic and foreign legislation and taxation, as well as in government policies related to the domestic and foreign animal protein and related markets; (iv) increasing competition from new entrants to the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain an ongoing process for introducing competitive new products and services while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions. Other factors that could materially affect results can be found in BRF's Reference Form and in the annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, particularly under the "Risk Factors" session.

All forward-looking statements in this presentation are based on information and data available as of the date they were made and BRF undertakes no obligation to update them in light of new information or future development.

This presentation does not constitute an offer to sell or a solicitation to purchase any security.

Eduardo Takeiti

Investor Relations

Officer

Carlos Prestes

Health and Safety
Director

Lorival Luz

Global CEO

Our Essence

Belief:

Purpose:

Commitments:

Principles:

Passion:

Our Essence

Belief: A better future for all requires more and more high-quality food

Purpose: **BETTER LIFE**	**Offering quality food that are savory and convenient to prepare to people around the globe.** **We do this through the sustainable management of a living, long and complex chain, providing a better life to everyone, farm to table.**		
Commitments:	**Safety**	**Integrity**	**Quality**
Principles:	**Interdependency** The whole and the parts Production and demand Short and long term	**People** Evolution through knowledge Diversity is enriching Honest and respectful relationships	**Result** Excellence in everything Efficiency and Innovation Above-par attitude and Sustainability
Passion:	**PASSION FOR WORKING WITH FOOD**		

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Results of the strategy established in 2018 **achieved earlier**

2019

Focus on operational excellence and development of a high-performance organization aiming to reverse declining margins trend

2020

Consolidate fundaments, combining leadership, innovation and financial strength, reverting the margins to historical levels

2021-2023

Seek inorganic growth maintaining rigorous execution delivering margins above historical levels

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Long term strategy with 5 levers to **generate consistent results** and return to shareholders

- **High performance organization**
- **Growth and profitability**
- **Operational excellence**
- **Push and pull**
- **Financial discipline**

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High-performance team building journey has already brought results in 2019

Consolidated leadership team

Implementation of Succession Program with customized development plan

Launched attraction and formation programs for new talent: Internship, Fast Track, Doctors in Agro and Operations Trainees

Implementation of retention and development programs

21% decrease on senior leadership turnover[1]

62% of officer positions are filled by current employees[1]

Over **34.5 thousand applicants**

8% drop on overall turnover[1]
1,400 thousand training hours

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Talent management and ongoing internal culture evolution

[1]Data: YTD18 vs. YTD19 Oct 2019

Significant advances in **key commitments**

Safety[1]

- **Decrease of 65%** in the accident **frequency** rate
- **Decrease of 53%** in the monthly average **accident** rate (with and without lost time)[1]

Quality

- Decrease of **17%** in complaints of export products
- Decrease of **26%** in complaints in the Frozen/Brazil category
- **NPS of Customer Service is in the excellence zone: 75[2]**
- **New licenses** like China, Iraq, Iran and South Korea

Integrity

- **99.7% of employees** were training in the transparency guide
- **Over 100** onsite **training programs** at **44 locations**
- Establishment of the Integrity Ambassadors program with **over 140** multipliers

Endless pursuit of improvement

[1]Data: YTD18 vs. YTD19 Oct 2019
[2]NPS of the Customer Service data: full 2019 average

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Grain management: sustainability, diversification, technology

Retrofit of inbound logistics, processing and storage **structures**

Alternative inputs such as corn/soy replacements

Technology to schedule unloading and purchase of grains

Partnership with WWF:
Adoption of best practices

Increase in **cost competitiveness** when compared to the market (grain spread), as well as in the assured supply

Reduction of grain consumption cost of **~R$80 million/year**

Reduction of **~50% of waiting time** to discharge grains

Diagnosis in procurement and input procurement processes

Actions that bring us to a next level

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New integrated planning tool will strengthen our predictability

Process improvement and implementation of SAP IBP (Integrated Business Planning)

Segregation of **planning** structure with a **short and long-term view**

Chain segmentation and breakdown of **business rules** seeking **optimization**

25% reduction in **inventories**

12 pp improvement in **demand accuracy**

2% decrease in transfer freight cost

Continuous Improvement Strengthens Our Interdependence

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Operating gains and in the procurement system begin to impact results

Beginning of implementation of **SEO Digital and 4.0 Industry**

Implementation of the **1st stage of the Operational Excellence System** in **26** units with **more than 200,000 training hours**

Global Sourcing processes in Direct and Indirect purchases

Intensive use of **electronic auction** with Procurement involvement

Value Engineering cost reduction projects via consumption and specification review

Decrease of **40%** in industrial idleness*

66% reduction in losses*

Effective and efficient negotiations led to **mitigation of 82% of the inflation in prices***

Cost reduction of **R$24 million**

Maturation and consolidation over the next 3 years

*YTD data

Actions aimed at the evolution of productivity and profitability in Brazil

Profitability Recovery Improvements on Channels Mix | Categories | Geographies	+ 25.3% in Gross Profit* + 3.0pp Adj. EBITDA Margin*
Food Service growth	+ 38% in Gross Profit + 25 thousand new clients
Implementing the **Lean DC Program**	+ 5pp in OTIF[1] (Rota & Food) + 18.6% Productivity Box/man/hour
Implementation of **+Excelência program**	+ 50 thousand new clients vs. 2017 + 10% in absolute NOR in ROTA
Brands strengthening and **innovation** agenda	Portfolio adequacy

Leadership with value creation

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International: relevant improvements in our businesses

Advances in **Halal Market with higher value-added products**

is the leading brand in GCC with

38%

preference

Announcement of the **FPP New plant** in **Saudi Arabia**



Consolidation of leadership in Turkey, with record-high profitability (**+2.3pp** in EBITDA margin)

Banvit **brand with #1 preference 39%**

well ahead of competitors (#2 with 18%)

International growth with focus on strengthening export platform in Brazil through **more licenses**

Leadership and profitability expansion

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African Swine Fever: decrease in Chinese production

Other protein + imports suggest insufficiency to fill the ASF gap

China's historical pork production



60
50
40
30
20
MILLION METRIC TONS
-25%
2013 2014 2015 2016 2017 2018 2019f

Other animal proteins + import cannot fill in the gap



100
75
50
25
0
MILLION METRIC TONS
~10 mm tonS
2013 2014 2015 2016 2017 2018 2019f
Pork
Poultry
Beef
Sheepmeat
Net imports

Source: *China Statistics Yearbook*, Rabobank 2019

Outlook for **herd recovery**

Pork protein production will be in a different level



Pork production in China, Mt
MILLION METRIC TONS
60
50
40
30
20
Slow recovery
Rapid growth
Stabilizing
~25%
from 30% to 35%
~10%
2018
2019f
2020f
2021f
2022f
2023f
2024f
2025f
Post 2025
>50% herd reduction
Herd recovery through maintenance of females
New installed capacity leverages fast herd growth
Pork herd reaches balance; low growth

Source: *China Statistics Yearbook*, Rabobank 2019

Changes in consumption patterns: processed food opportunities

Pork industry will be revamped; consumers will have to adjust to new supply trends



China: share in the protein mix
100%
80%
60%
40%
20%
0%
2005
2010
2015
2020f
2025f
Pork
Beef
Sheepmeat
Poultry

Higher demand for processed food: convenient and practical, influencing demand

Increase in segmentation: decrease in mass market and **expansion of niche markets**

Structural change in the protein mix:
- **less fresh meat**
- **more chicken**
- more refrigerated/frozen products
- **less pork**, even after ASF

Source: *China Statistics Yearbook*, Rabobank 2019

Discipline in executing the Strategic Plan

Recovery on track

Adjusted EBITDA*

(R$ milliion)



+141%
+8.8p.p.
16,2%
12,9%
3.904
7,4%
1.620
3.109
Ex-non recurring tax effects
9M18
9M19

Net Income*

(R$ million)



+R$2,950 million
+13.3p.p.
2,2%
523
-2.427
-11,1%
9M18
9M19

* Excludes a net effect of R$328 million in 2Q19 related to the provision for ICMS payment on the basic food basket, and exclusion of ICMS from the PIS/Cofins basis; and net effect of R$467 million in 3Q19 related to ICMS exclusion from the PIS/Cofins basis.

Evolution of credit metrics

Lower net leverage and debt reprofiling



Financial Leverage
6,74x
5,97x
6,14x
3,74x
2,90x
2,75x
2,0x
1,5x
16.323
15.610
15.498
13.404
14.238
13.900
13.785
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
Adequated capital structure
Pro forma Net Debt
Net Debt
Net Debt / Adj. EBITDA LTM



Debt Schedule 3Q19 | (R$ million)³
Average maturity: 4.4 years
7.673
651
3.559
2.980
2.141
11.746
Cash and equivalents
2019
2020
2021
2022
2023+

Decrease in gross debt

- declining financial expenses
- improved gross debt/12M Adj. EBITDA ratio
- prudential management of average terms and amortization flow

[1]Includes pro forma adjustments related to remaining cash inflows from the sale of assets in Argentina, Europe and Thailand, portion not granted to FIDC and FX=R$3.80/US$. Considering the accounting figures, leverage in 4Q18 is 5.97x.
[2]Includes pro forma adjustments related to remaining cash inflows from the sale of assets in Argentina, Europe and Thailand. Considering the accounting figures, leverage in 1Q19 is 6.14x.
[3]Excluding R$381 million related to Derivative Financial Instruments Liability.

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2020-2024: Maintaining the long-term strategy

Innovation

Foreign Markets

2020-2024: Maintaining the long-term strategy



Innovation

Foreign Markets

Innovation: To achieve the next level, tripling our results by 2023, reinvigorating a culture of innovation…

New ambition level for innovation

3% — 2019
10% — 2023
Revenue from Innovation

Strengthening our entrepreneurial and agile culture

Innovation Scouts: **Colaborative Innovation**

hub

BRF connection to the **Startup ecosystem**

2019 | continuing focus on innovation

Launching **120+ SKUs**; globally strengthening our core

2020+ | constructing our future

Higher investments in innovation

Positioned in most relevant trends

As industry experts, we are creating new categories

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...forging ahead with advanced valued-added products, differentiated by high quality and variety

New Categories

- **Full plant-based line to be launched in First Half of 2020**
- **Other Categories**
- **Synergy in our chain, leveraging our differentials with savory and convenient products**

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2020-2024: Maintaining the long-term strategy

Innovation



Foreign Markets

Focus on strengthening current platforms
and developing international expansion

Export

Implementation of a structured program to **increase the number of licenses** and **map out opportunities for added value**



Strengthen leadership in the Halal market

Plans to expand with local presence in **Saudi Arabia and Turkey** still key



International expansion

Studies to evaluate the **access to high-growth emerging markets in niche segments** with added value

Monitoring of "Market entry triggers" in high-potential emerging markets in early stages of maturity



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BRF in 2020: Consolidating fundamentals, combining financial strength, innovation and market leadership

Our Priorities

Culture

Reach **Investment Grade** metrics

Organic and inorganic **growth** in **key markets**

Sustain margins **above historical level**

High performance team

Return to **ISE** and **Dow Jones Sustainability Index – Emerging Markets**

Innovation

Operational excellence

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Sidney Manzaro

VP Brazil

Brazil Market | About us...


brf
95%
of the cities
(265,000 customers)

- 2.3 million tons
  18 Bn R$ | ROL
- Leader in all Categories
- 89% presence in HOUSEHOLDS
- Top 3 supplier in RETAIL
- Leader in Food Service
- Favorite brands:
  #1 Qualy | #2 Sadia |#3 Perdigão
- Sadia most valuable brand
  in the Food segment
- Fleet of 3,000 vehicles
  + 530,000 deliveries/month
- 48 Distribution Centers
  (DC + TSP)
- 7,400 Direct sales force

Source: Kantar / Nielsen / BRF Internal Data

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Strategic Plan Commitments | 5-year Vision

6 opportunities in Brazil

- **Food Service**
- **Processed and Margarines**
- **In Natura**
- **Excellence in Execution**
- **Innovation**
- **Brands**


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VP BRAZIL | Executive Summary

Commitment

- Food Service
- Processed and Margarines
- In Natura
- Excellence in Execution
- Innovation
- Brands

Financial Highlights
(YTD'19 Vs YTD'18)

1.586 kton
- 4.0 % Volume

12.4 Bn
+ 7.3%
NOR

+ 23.3%
GROSS MARGIN/NOR
+3.3 PP

1.4 Bi | + 47.7%
EBITDA

11.1% | + 3.0 pp EBITDA/NOR

EBITDA EX TAX GAINS IN 2018 AND 2019 | YTD: REALIZED JAN-SEP

Main advances and deliveries in 2019

- Profitability
- Innovation
- Brand Positioning
- Food Service
- Commercial and operational excellence
- New leadership
- Turnover

- Market Share
- Preference

!

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Core Portfolio | Drive growth in the categories in which we operate

Margarines

Expansion of functional portfolio
Market Share gain +0.3 pp[1]


Qualy
Qualy

Processed

Portfolio Profitability
Volume growth Na Brasa sub-brand



Frozen Food

Launch of 16 new products
Relaunch of Pizza Perdigão



Cold Cuts

Makeover of the Speciale line
Market Share gain 0.6 pp[2]



Source: BRF Internal Data | Nielsen Retail: [1] comparison YTD vs 2018 | [2] comparison Q'3 2019 vs 2018

In Natura | Consolidate profitable leadership

IN NATURA | TOTAL

VOLUME
kTon | YTD'Sep



489
462
-5.5%
2018
2019

NOR
Bi R$ | YTD'Sep



2.9
3.4
+17.0%
2018
2019

IN NATURA | HIGH VALUE-ADDED ITEMS

+ 22
New products



MIX
% Value-Added / Total In Natura



27
32
+5pp
2018
2019

VALUE MARKET SHARE

CHICKEN*



21.8
24.5
+2.7%
Mov-18
Mov-19

*Frozen – Mobile year | Sep 2019

SWINE*



8.8
13.2
+4.4%
Mov-18
Mov-19

*Frozen – Mobile year | May 2019

Source: BRF Internal Data | Kantar

Food Service | Stategic platform

FOOD SERVICE BRASIL

NOR
% Growth| YTD'Sep

+ 14%

GROSS MARGIN
% Growth| YTD'Sep

+ 38%

CLIENTS
#POSs ('000)
Average/Month



63
88
2018
2019

+25K

+ 40
specialized distributors

12
new Fast Food networks

GLOBAL ACCOUNTS
(Volume | % Growth YTD'19 vs 18)

+17%

CHRISTMAS KIT
(units 2018)

3MM

Source: BRF Internal Data

Execution Excellence | Commercial efficiency and logistics as competitive advantages

COMMERCIAL | Program +Excellence

CLIENTS
POSs ('000) | 3 months



211
238
265
Q3'17
Q3'18
Q3'19
+27k

ITEMS/CLIENT
Total BRF | 3 months | YTD'Sep



20.4
19.2
20.0
Q3'17
Q3'18
Q3'19
+4.2%

LOGISTICS | LEAN Program

% OTIF
Rota & Food



63
70
75
Q3'17
Q3'18
Q3'19
+5pp

PRODUCTIVITY
Box/Man/Hour



40
43
51
Q3'17
Q3'18
Q3'19
+19%

PEOPLE

-25%

TURNOVER | YTD'19 vs 18

Source: BRF Internal Data

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Innovation | Assured at all business levels

+ 90 items
(YTD 2019)

+ 47% revenue
YTD'Set 2019 vs 2018

% INNOVATION REVENUE / TOTAL REVENUE


0.8
2.1
2.5
3.0
2016
2017
2018
2019

NEW CHANNELS

Rappi



Source: BRF Internal Data

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Consumers | Diversity increase and specific demands

NEW COMPOSITION OF BRAZILIAN HOUSEHOLDS

	2010	2018	2023
Life expectancy	73 y.o.	76 y.o.	77 y.o.
% Elderly population (60+)	11%	13%	16%
Working mothers	24%	40%	44%

1. Greater convenience
2. Nutritional agenda
3. Functional benefits

DIFFERENT GENERATIONS


Ideological
Status Consumption
Prefer Experience
Consumption of truth

1. Hyper segmentation and customization
2. Transparence and dialogue
3. Healthiness and Indulgence

MORE RATIONAL CONSUMERS


Índice de Confiança do Consumidor

1. Greater mix of brands and channels
2. Lower customer loyalty
3. Pursuit of a better value equation

Source: IBGE/ IPEA/ Kantar Insights | 2019

Competitive market | Consumer trends and technologies expand demands


HEALTHINESS
CONVENIENCE
Generations
Population profile
Economic scenario
CHANNEL AND NEW SERVICES
SUSTAINABILITY
PURPOSE
VALUE EQUATION

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Strong brands

	Sadia	Perdigão	Qualy
Brand attributes	Superior Quality Innovation Convenience	Flavor Socialization	Unique flavor Emotional bond Synonymous to the category
Value Proposition	"The more you know, the better Sadia gets"	"Shared meals taste like Perdigão"	"All that is good must be spread"
Preference (Sep 19 | Kantar)	26.5 +0,9 vs. H1-2019	13.4 +1,1 vs. H1-2019	50.3 +1,1 vs. H1-2019

Source: Kantar Insights Brand Tracking YTD'Sep 2019

Strategic Assumptions | Unparalleled leadership in Brazil

BOOSTING
PER CAPITA
CONSUMPTION

GROWING
TOP LINE

INCREASING
PROFITABILITY

Growth drivers | To grow profitably

Food Service | **Processed and Margarines**

In Natura | **Excellence in Execution**

Innovation | **Brands**

BOOSTING PER CAPITA CONSUMPTION

GROWING TOP LINE
Above Market

INCREASING PROFITABILITY
Above historical margins

Drivers across the board	
1 ENGAGEMENT	Talent retention and attraction Decrease in turnover < 10 Adherence to the culture > 85
2 LOYALTY	Preference > 45% Sadia + Perdigão and >50% Margarines I NPS > 80
3 INNOVATION	Reach 10% of Revenue
4 ACCESSIBILITY	Overcome 350.000 customers
5 CORE DIFFERENTIATION	Increase value perception: product, packaging and services
6 OPERATIONAL EXCELLENCE	OTIF over 85% Productivity gain
7 DIGITAL	Scale new business solutions and services

Patricio Rohner

VP International

Annual net revenue of +USD3.8 bn, over 1.8 million tons of food supplied every year by a team of 6,593 people divided into 3 Business Units.



Direct Sales

- +600 k ton/year
- ~30% of Revenue FM
- 6 sales offices
- 97 people on the team
- 20 nationalities
- 2 distribution operations

DDP Halal

- +750 k ton/year
- ~40% of Revenue FM
- 7 sales offices
- 6,343 people on the team
- 58 nationalities
- 43 distribution centers
- 7 Production Units

Asia

- +500 k tons/year
- ~30% of Revenue FM
- 5 sales offices
- 153 people on the team
- 10 nationalities
- 1 distribution operations
- 1 Production Unit

Leading chicken protein exporter
both in Brazil and globally

% of Brazilian Exports


Griller
58%
33%
#2
Sausage
61%
26%
#2
Deboned Leg
38%
25%
#2

BRF **holds** roughly
12%...

...of the entire **global trade** of chicken protein.

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Leadership position in the main markets we operate, in all Business Units, with constant evolution of the product mix

DDP Halal

- Sadia retail leader in GCC (34% share value)
- Banvit preferred brand in Turkey (39% preference)

Asia

- Leader in exports from Brazil to Asia:
  - 39% of chicken exports to Japan
  - 27% of pork exports to China

Direct Sales

- Leader in processed product exports from Brazil to Africa: 73% of export volume

Evolution of *mix* of value-added products

% ROL from value-added products



52%
10%
42%
2018
57%
11%
46%
2019 YTD
Processed
Cuts



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BRF´s Competitive advantages in the Foreign Market

- Fully integrated supply chain
- Strength of the brands
- Focus on value-added
- Control of distribution in key markets
- Local management in all main markets

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Fully Integrated
Supply Chain


Feed Mills
Farms
Hatcheries
Slaughtering/ Processing
Distribution

Strength of the Brands

Sadia leading brand in GCC...


#1 Sadia
38%
Preference
#2
16%
#3
8%
#4
7%
#5
4%

...**Banvit** leading brand in Turkey


#1 Banvit
39%
Preference
#2
18%
#3
13%
#4
12%
#5
8%

Source: IPSOS 2019, a quantitative pyramid study of the brands, top 3 preference, universe: all chicken brands

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Focus on value-added

Whole Chicken



Parts



Processed



Control of distribution
in key markets



Direct Sales
- Chile
- Uruguay

DDP Halal
- Saudi Arabia
- Turkey
- United Arab Emirates
- Kuwait
- Qatar
- Oman

Asia
- China

Key growth drivers
in the Foreign Markets

Maintaining mix evolution...	Consolidating leadership in Saudi Arabia...	Consolidating leadership in Turkey...	Expanding access to markets...	Strategic actions for expansion...
...through value-added products	...by expanding our local production	...by increasing our local production	... ...through licenses and plant flexibility	...through investments in select markets.

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Vinicius Barbosa

Operations and Procurement VP

To pursue operational excellence as a competitive advantage, we continue to work on the same projects, and adding new specific ones

1



Manufacturing: operational excellence

2019:
SEO
Ind and Agro 4.0

2020:
Specific Projects

2



Direct and indirect procurement

2019:
Strategic Sourcing
Electronic Auction
OBZ/CBZ

2020:
Value Engineering

Operational Excellence
Evolution 2018 to 2019

BRF Day 2018	2019 YTD vs 2018
Guaranteeing Safety, Quality and Integrity for **+67,000** employees in operations	**65%** Accident Frequency Rate LT + NLT **3%** number of customer complaints Decrease of nearly **10%** in operational turnover
Reducing Losses/Energy **by up to 20%**	**66%** Operating Losses **2%** technical consumption of Electricity (KWh/ton)
Improving production efficiency by **~30%**	**40%** decrease in plant idleness **2.29%** swine yield and **0.29%** chicken yield
Implementing and executing **ZBB** in all stages of operation	**31%** efficiency in reducing fixed costs vs. inflation; **82% mitigation** of price inflation
Excellence in **relationships with integrated partners**	**Integration returns** as the protagonist of BRF's chain

SEO (Operational Excellence System) is fully aligned with the Company's essence, and will be our driver to promote the **BRF Culture** in operations

Procurement – Sustainably mitigating inflation
Reducing procurement costs and improving practices through cost efficiency.

BRF Day 2018	2019 YTD vs 2018
Implementation of **Value Engineering and Global Sourcing** processes for Direct and Indirect Procurement.	**50% better** than in 2018, but we can do much better
Higher **use of electronic auctions** (>50% of the items bought at auctions)	**70%** of total procurement amount used electronic auctions
Payment term extension and optimized **material inventory control**	**6%** payment term extension in BR **5%** inventory turnover of direct inputs
Increase in **Supply coverage**	**100%** BR and **88%** international
Decrease in **negociations with Market anomalies**	**99.78%** of Purchases in accordance with the ideal policy (3 or more proposals)

In 2020, full focus on **Value Engineering**

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SEO – First steps...

4 Q 18

1 Q 19

2 Q 19

Definition of the SEO team → Development of SEO content with a full-time team and contributions from other BRF divisions → Implementation in the 3 pilot units. Trial of the content detailed in 2018 → SEO Review

SEO Team

51 people

63% 37%

Contributions

+ 1,100

Units and Corporate

Agile Method

8 books

57 mandatory elements

~ 2,000 pages of content





Implementation - pilot
Training participants
CONSTRUCTION
Participants
51
463
1,161
5,823
9,891
12,427
SEO team + Weekly contributions
Time/month

brf

SEO – Expanding to more than 67,000 employees...

3Q 19	4Q 19	1Q 20

1st wave – 12 units

2nd wave – 11 units



VSA
NVM
PNG
VDA
HDO
CNO
CPZ
Pilots
1st Roll Out
2nd Roll Out
N/A

2019 Audits

SEO
Operational Excellence System

2020 Review

Recognition and Award 2019

- Standardizing the **management system**
- Achievement > **200,000 training hours**
- Defining and capturing **GAPs**
- Implementing **Results Check**
- Comparison **via ranking**
- **Recognition model**

brf

SEO – Our journey has only just begun...



Paper
App Control
App Manager

SEO Digital and **Agro BRF** – Mobility solutions for control, transparency, speed of decisions and chain integration.



Blockchain: *Farm-to-Consumer*
TRACEABILITY
GS1 standard and tracking
STANDARD LABELING
Online management, agility, and decision making
MANAGEMENT
100% automated production control
AUTOMATED RECORDING
4.0
EFFICIENCY
Visibility and real-time data. Higher OEE (Overall Equipment Effectiveness)
OVERWEIGHT CONTROL
Control and maximization of profitability and cost reduction
QUALITY
Gains from less embargos, swift resolution of deviations, and root-cause analysis

More than **R$ 75 MM** invested in operating efficiency: yield, productivity, OEE, decrease in customer complaints, and loss mitigation.

Operational Excellence
Commitments for 2019/2020

Specific Projects

- Operational Productivity
- Higher Yield
- Agroindustrial Footprint
- Value Engineering

2020 Challenge - Reductions

Safety, Quality and Integrity	**30%** Accident Frequency Rate LT + NLT total **30%** Customer complaint rate (pp million) **10%** Turnover
Losses/ Energy	**25%** Operating losses **4%** Technical consumption of Electricity (KWh/ton)
Production efficiency	**50%** Plant asset idleness **30%** Yield gap
Cost and Expense Discipline	**50%** mitigation of inflation in procurement
Improved relationship with stakeholders	**Improving** competitiveness in the Brazilian industry

brf

APIMEC

BRF S.A.

37 Anos

Selo Assiduidade

APIMEC-SP

Esmeralda

2019

Lorival Luz

Global CEO

Q&A

Thank you